UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
October 21, 2011
Commission File Number 001—32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India
+91-22-4095-2100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

EXHIBIT INDEX

Ex-99.1 Press release of the Company, dated October 21, 2011.
Ex-99.2 The Company's notice of extraordinary general meeting to ordinary shareholders, dated October 18, 2011.
Ex-99.3 The Company's proxy statement for the extraordinary general meeting of ordinary shareholders to be held on November 22, 2011.
Ex-99.4 Form of proxy for use by ordinary shareholders.
Ex-99.5 Depository's notice of extraordinary general meeting to holders of ADSs, dated October 20, 2011.
Ex-99.6 Voting card for use by ADS holders.

Other Events
Extraordinary general meeting of shareholders
On or about October 21, 2011, WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its extraordinary general meeting (the “EGM”) to be held in Jersey, Channel Islands, on Tuesday, November 22, 2011 and distributed to its shareholders a notice of the EGM, the proxy statement for the EGM and the form of proxy. Copies of the press release, the notice of EGM, the proxy statement and the form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. Copies of the notice of the EGM and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 21, 2011

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company, dated October 21, 2011.

99.2	The Company’s notice of extraordinary general meeting to ordinary shareholders, dated October 18, 2011.

99.3	The Company’s proxy statement for the extraordinary general meeting of ordinary shareholders to be held on November 22, 2011.

99.4	Form of proxy for use by ordinary shareholders.

99.5	Depositary’s notice of extraordinary general meeting to holders of ADSs, dated October 20, 2011.

99.6	Voting card for use by ADS holders.